UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Press Ganey Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74113L102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Capital Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 22,532,283

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,532,283

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,532,283

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 42.8%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Capital Partners V-A, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,196,428

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,196,428

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,196,428

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.8%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Capital Partners V-B, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 815,876

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 815,876

9	Aggregate Amount Beneficially Owned by Each Reporting Person 815,876

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.5%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Executives V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 374,210

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 374,210

9	Aggregate Amount Beneficially Owned by Each Reporting Person 374,210

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.7%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Co-Invest V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 410,314

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 410,314

9	Aggregate Amount Beneficially Owned by Each Reporting Person 410,314

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.8%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,356

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,356

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,356

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 Less than 0.1%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar/PGA Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO (limited liability company)

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 29,918,797

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 29,918,797

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,918,797

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 56.8%

12	Type of Reporting Person PN

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Vestar Managers V Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 30,344,467

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 30,344,467

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,344,467

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 57.6%

12	Type of Reporting Person OO (Cayman Islands limited company)

CUSIP No. 74113L102		Schedule 13G

1	Names of Reporting Persons Daniel S. O’Connell

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 30,344,467

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 30,344,467

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,344,467

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 57.6%

12	Type of Reporting Person IN

CUSIP No. 74113L102	Schedule 13G

Item 1.
	(a)	Name of Issuer: Press Ganey Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 401 Edgewater Place, Suite 500 Wakefield, Massachusetts 01880

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

i.      Vestar Capital Partners V, L.P. (“Vestar V”)

ii.     Vestar Capital Partners V-A, L.P. (“Vestar V-A”)

iii.    Vestar Capital Partners V-B, L.P. (“Vestar V-B”)

iv.    Vestar Executives V, L.P. (“Executives V”)

v.     Vestar Co-Invest V, L.P. (“Co-Invest V”)

vi.    Vestar Investors V, L.P. (“Investors V” and collectively with Vestar V, Vestar V- A, Vestar V-B, Executives V and Co-Invest V, the “Vestar Investors”)

vii.   Vestar/PGA Investors, LLC

viii.  Vestar Associates V, L.P. (“Vestar Associates V”)

ix.    Vestar Managers V Ltd. (“VMV”)

x.     Daniel S. O’Connell

	(b)	Address or Principal Business Office: The business address of each of the Reporting Persons is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, NY 10167.
(c)

Citizenship of each Reporting Person is:

Each of the Vestar Investors and VMV is organized under the laws of the Cayman Islands. Vestar Associates V is organized under the laws of the United Kingdom. Vestar/PGA Investors, LLC is a Delaware limited liability company. Mr. O’Connell is a United States citizen.

	(d)	Title of Class of Securities: Common stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number: 74113L102

Item 3.
Not applicable.

CUSIP No. 74113L102	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 52,698,465 shares of Common Stock outstanding as of November 3, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Vestar Capital Partners V, L.P.	22,532,283	42.8%	0	22,532,283	0	22,532,283
Vestar Capital Partners V-A, L.P.	6,196,428	11.8%	0	6,196,428	0	6,196,428
Vestar Capital Partners V-B, L.P.	815,876	1.5%	0	815,876	0	815,876
Vestar Executives V, L.P.	374,210	0.7%	0	374,210	0	374,210
Vestar Co-Invest V, L.P.	410,314	0.8%	0	410,314	0	410,314
Vestar Investors V, L.P.	15,356	*	0	15,356	0	15,356
Vestar/PGA Investors, LLC	0	0%	0	0	0	0
Vestar Associates V, L.P.	29,918,797	56.8%	0	29,918,797	0	29,918,797
Vestar Managers V Ltd.	30,344,467	57.6%	0	30,344,467	0	30,344,467
Daniel S. O’Connell	30,344,467	57.6%	0	30,344,467	0	30,344,467

* Less than 0.1%

The shares of Common Stock reported herein are held directly by the Vestar Investors. Vestar Associates V is the general partner of Vestar V, Vestar V-A, Vestar V-B and Executives V and has voting and investment power over the securities held or controlled by each of them. VMV is the general partner of Co-Invest V and Investors V and has voting and investment power over the securities held or controlled by each of them. VMV is also the general partner of Vestar Associates V. Daniel S. O’Connell is the sole director of VMV and as a result he may be deemed to share beneficial ownership of the securities held directly by the Vestar Investors. Each of Vestar V, Vestar Associates V, VMV and Mr. O’Connell disclaims beneficial ownership of any securities held directly by the Vestar Investors.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 74113L102	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 12, 2016

VESTAR CAPITAL PARTNERS V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS V-A, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS V-B, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR EXECUTIVES V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

CUSIP No. 74113L102	Schedule 13G

VESTAR CO-INVEST V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR INVESTORS V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR/PGA INVESTORS LLC

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR ASSOCIATES V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

VESTAR MANAGERS V, LTD.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

CUSIP No. 74113L102	Schedule 13G

DANIEL S. O’CONNELL

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Attorney-in-fact

CUSIP No. 74113L102	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.